Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

March 24, 2025

VIA EDGAR CORRESPONDENCE

Yoon Choo
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VI (the “Trust”)
File Nos. 333-182308; 811-22717

Dear Ms. Choo:

This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VI (the “Registrant” or “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on January 10, 2025 (the “Registration Statement”). The Registration Statement relates to the First Trust Balanced Income ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of the Registration Statement. Once the correspondence is filed, please provide notice by email and include a redline showing any changes.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement and that it will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness. The Registrant further confirms it will provide a copy of the correspondence and corresponding redline of the Registration Statement to the Staff once filed.

Comment 2 – General

When filing this correspondence on EDGAR, please include as an exhibit a copy of the blackline that reflects changes from the 485A filing of the Registration Statement.

Response to Comment 2

The Registrant confirms it will provide a copy of the blackline showing changes made to the Registration Statement in response to Staff comments.

Comment 3 – General

The Staff notes that information on the Index is not publicly available. Please supplementally confirm that information regarding the Index, including the methodology, will be publicly available at the time shares of the Fund are offered.

Response to Comment 3

The Registrant confirms that information regarding the Index, including the methodology, will be publicly available at the time shares of the Fund are offered.

Comment 4 – Fees and Expenses of the Fund

Please supplementally provide a completed fee table and expense examples for the Fund.

Response to Comment 4

A completed fee table and expense examples for the Fund has been attached hereto as Exhibit A.

Comment 5 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

The Fund, using an indexing investment approach, attempts to replicate, before fees and expenses, the performance of the Index.

As stated in the Item 9 disclosure, please disclose here that the Fund will use full replication to seek to track the Index.

Response to Comment 5

Pursuant to the Staff’s comment, the following disclosure has been added to the first paragraph of the section entitled “Principal Investment Strategies”:

The Fund will generally employ a full replication strategy, meaning that it will normally invest in all of the securities comprising the Index in proportion to their weightings in the Index.

Comment 6 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

The ETFs comprising the Index selection universe are advised by First Trust Advisors L.P. (“First Trust”), the Fund’s investment advisor.

Please revise to clarify that the Index is comprised of ETFs advised by First Trust and that the Fund operates as a fund of funds.

Please also disclose the number of Index constituents. If disclosure of a specific number is not feasible, please disclose a range.

Response to Comment 6

Pursuant to the Staff’s comment, the disclosure has been revised as follows:

The Fund operates as a fund-of-funds. The ETFs comprising the Index selection universe are advised by First Trust Advisors L.P. (“First Trust”), the Fund’s investment advisor. It is expected that the Index will generally have between 15 – 50 constituents. (emphasis added)

Comment 7 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

The Index is developed, owned, maintained and calculated by Bloomberg Index Services Limited (“BISL” or the “Index Provider”).

The referenced disclosure states that the Index was developed by BISL. Please disclose what role, if any, the Advisor or its affiliates played in Index creation, constitution and methodology development and whether the Advisor or its affiliates retained any role with respect to the Index given that the Index constituents are all First Trust advised funds.

Response to Comment 7

The Registrant notes that the Index Provider consulted with First Trust regarding the origination of the Index and the Index methodology. While the Index Provider may consult with First Trust prior to effectuating a material change to the Index methodology, First Trust maintains no discretion with regard to the compilation and composition of the Index or any changes thereto as such discretion ultimately lies with the Index Provider.

Comment 8 – Principal Investment Strategies

The Staff notes references to “According to the Index Provider” throughout the Principal Investment Strategies section. The Staff continues to believe that it is not appropriate to qualify the disclosure in this manner. Please delete the qualifications.

Response to Comment 8

The Registrant has thoughtfully considered the Staff’s comment and determined that the disclosures in their current form are accurate and compliant with the requirements of Form N-1A. Thus, the Registrant respectfully declines to revise the referenced disclosures.

Comment 9 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

According to the Index Provider, the Index seeks to track a portfolio with fixed allocations to income-generating ETFs across three asset classes: target income and buywrite income equity ETFs (“Equity Linked Income ETFs”), actively managed investment grade fixed income ETFs (“Fixed Income ETFs”) and target income commodities ETFs (“Commodity Linked Income ETFs”) (each, an “Underlying ETF” and collectively, the “Underlying ETFs”).

Please disclose how the starting universe of investable Underlying ETFs was determined by the Index Provider. Please revise the disclosure to include additional descriptions regarding the rules-based methodology used in the operation of the Index.

Response to Comment 9

The Index Provider consulted with First Trust regarding the Index methodology, including the starting universe. The disclosure set forth in the section entitled “Principal Investment Strategies” describes the operation of the Index.

Comment 10 – Principal Investment Strategies

If accurate, please disclose that the Equity Linked ETFs are expected to experience limited capital appreciation relative to their respective indices but are subject to the risk of loss on their equity holdings. Please also supplementally confirm that the Underlying ETFs do not have stated downside features (e.g., a buffer or floor).

Response to Comment 10

Pursuant to the Staff’s comment, the following disclosure has been added to the section entitled “Principal Investment Strategies – Equity Allocation”:

The Equity Linked ETFs may experience more limited capital appreciation relative to their respective indices but are subject to the risk of loss on their equity holdings.

The Registrant confirms that the Underlying ETFs currently included in the Index do not have stated downside features; however, the Index Provider may in the future add target income funds to the Equity Linked Income ETFs sleeve.

Comment 11 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

For instance, an Underlying ETF utilizing a target income strategy may seek to make distributions at an annual rate that is approximately 8% (before fees and expenses) over the current annual dividend yield of the Nasdaq-100 Index.

The commodity allocation category describes income level without reference to specific numeric targets. As the target rate will differ among the Underlying ETFs, please consider whether the numeric reference should be omitted.

Response to Comment 11

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

For instance, an Underlying ETF utilizing a target income strategy may seek to make distributions at an annual rate that is ~~approximately 8% (before fees and expenses)~~ over the current annual dividend yield of the Nasdaq-100 Index. (emphasis added)

Comment 12 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

The Index allocates 14% of the Fixed Income Allocation to Underlying ETFs categorized as “core,” 8.75% to Underlying ETFs categorized as “investment grade” and 12.25% to Underlying ETFs categorized as “government.”

The percentages seem to relate to the total index allocations and not to fixed income allocations. If so, please revise to reflect the percentage of the fixed income allocation.

Response to Comment 12

The Registrant has thoughtfully considered the Staff’s comment and confirms that the disclosure is accurate and thus respectfully declines to revise the referenced disclosure.

Comment 13 – Principal Risks

The Staff notes “Distribution Tax Risk” set forth in the section entitled “Principal Risks.” Please add disclosure on how the Fund’s tax risk may adversely affect investors in the Fund.

Please also consider whether an Underlying ETF’s effort to engage in transactions to change the tax character of certain distributions from return of capital to taxable dividends is a material risk for the Fund. In this regard, please see “Tax Characterization Risk” in the Principal Risks section of the registration statement for FT Vest Rising Dividend Achievers Target Income ETF.

Response to Comment 13

The Registrant has thoughtfully considered the Staff’s comment and determined that the disclosure set forth in “Distribution Tax Risk” and “Tax Risks Associated with Investment in Options on Indexes” in the section entitled “Principal Risks” is compliant with the requirements of Form N-1A as it accurately describes the principal risks to Fund shareholders as it relates to tax considerations.

Comment 14 – Principal Risks

The Staff notes the following disclosure in “Equity Securities Risk” set forth in the section entitled “Principal Risks”:

The value of the Fund’s shares will fluctuate with changes in the value of the equity securities in which it invests.

Please consider whether this risk factor should be revised in light of limits on capital appreciation on the Equity Linked ETFs.

Response to Comment 14

The Registrant has thoughtfully considered the Staff’s comment and determined that the risk disclosure in its current form is accurate and compliant with the requirements of Form N-1A and thus respectfully declines to revise the referenced disclosure.

Comment 15 – Principal Risks

The Staff notes “Non-Correlation Risk” set forth in the section entitled “Principal Risks.” The Staff notes that “Non-Correlation Risk” may be confusing in light of the risk factor “Portfolio Correlation Risk,” which covers an unrelated risk.

Response to Comment 15

The Registrant has thoughtfully considered the Staff’s comment and determined that the risk disclosures in their current form are accurate and compliant with the requirements of Form N-1A and thus respectfully declines to revise the referenced disclosures.

Comment 16 – Principal Risks

The Staff notes the following disclosure in “Non-Correlation Risk” set forth in the section entitled “Principal Risks”:

Additionally, in order to comply with its investment strategies and policies, the Fund portfolio may deviate from the composition of the Index.

Please consider the accuracy of this disclosure. While the Fund is permitted to deviate from its principal investment strategy, there appears to be no disclosure in the prospectus that would require deviation in order to comply with its investment strategy.

Response to Comment 16

The Registrant has thoughtfully considered the Staff’s comment and determined that the risk disclosure in its current form is accurate and compliant with the requirements of Form N-1A and thus respectfully declines to revise the referenced disclosure.

Comment 17 – Principal Risks

The Staff notes “Portfolio Turnover Risk” set forth in the section entitled “Principal Risks.” The Index is reconstituted and rebalanced semi-annually and the Fund makes corresponding changes shortly thereafter. Please supplementally explain why this is a principal risk of the Fund. If it is a principal risk, please add frequent trading disclosure to the investment strategy discussion.

Response to Comment 17

Pursuant to the Staff’s comment, “Portfolio Turnover Risk” has been deleted.

Comment 18 – Performance

Please supplementally disclose the broad-based index the Fund intends to use.

Response to Comment 18

The Fund intends to use the S&P 500 Index and the Bloomberg U.S. Aggregate Bond Index as its broad-based securities market indexes.

Comment 19 – Additional Information on the Fund’s Investment Objective and Strategies

The Staff notes the following disclosure set forth in the section entitled “Additional Information on the Fund’s Investment Objective and Strategies”:

However, under various circumstances, full replication of the Index may not be possible or practicable. In those circumstances, the Fund may purchase a sample of securities in the Index.

The Fund invests in a limited number of affiliated ETFs. Please disclose the circumstances that may prompt the Fund to use representative sampling strategies or other techniques to track the Index.

Response to Comment 19

As is stated in the first paragraph of the section entitled “Principal Investment Strategies,” the Fund intends to fully replicate the Index. The referenced disclosure is included in Item 9 merely to reserve the right to deviate from that in the future in the event unforeseen circumstances arise. The inclusion of such disclosure is permissible and widespread.

Comment 20 – Management of the Fund

The Staff notes the section entitled “Management of the Fund – Management Fee.” Does the Fund’s unitary management fee include index provider licensing or other fees? If so, please disclose. If the Fund separately pays index fees for licensing or otherwise, please also disclose.

Response to Comment 20

The Registrant supplementally confirms that the unitary management fee includes the index license fee.

Comment 21 – Federal Tax Matters

The Staff notes the sections entitled “Federal Tax Matters – Non-U.S. Tax Credit” and “Federal Tax Matters – Investments in Certain Non-U.S. Corporations.” Please consider whether these two discussions are applicable to this Fund, particularly as the latter relates to passive foreign investment companies.

Response to Comment 21

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 22 – Index Provider

The Staff notes the following disclosure set forth in the section entitled “Index Provider”:

The Index Calculation Agent is responsible for the management of the day-to-day operations of the Index, including calculating the value of the Index every 15 seconds, widely disseminating the Index values every second and tracking corporate actions, some of which result in Index adjustments.

Please confirm the accuracy of this statement with respect to the Fund.

Response to Comment 21

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

The Index Calculation Agent is responsible for the management of the day-to-day operations of the Index~~, including calculating the value of the Index every 15 seconds, widely disseminating the Index values every second and tracking corporate actions, some of which result in Index adjustments~~. (emphasis added)

Comment 23 – Exhibits

The Sublicense Agreement is a material contract of the Fund. Please file as an exhibit to the Registration Statement.

Response to Comment 23

The Registrant respectfully declines to file the index sublicense agreement as an exhibit to the Registration Statement because such agreement does not exist. The Registrant confirms that pursuant to the terms of the license agreement between the Advisor and the Index Provider (the “License Agreement”), the Fund has legal right to use the Index and its associated trade names, trademark and service marks. The Registrant respectfully declines to file the License Agreement itself as an exhibit to the Registration Statement as it is not a party to that agreement.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Shareholder Fees
(fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.25%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Acquired Fund Fees and Expenses	0.72%
Total Annual Fund Operating Expenses	0.97%

(1)	“Other Expenses” is an estimate based on the expenses the Fund expects to incur for the current fiscal year.

Example

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$99	$399